Mail Stop 3561

October 8, 2009

VIA U.S. MAIL

Ken Logan
President and Chief Executive Officer
Logan Sound, Inc.
1 Hunter Street East, Suite G100
Hamilton, ON, Canada L8N 3W1

Re: **Logan Sound, Inc.**
      Registration Statement on Form S-1
      Filed September 11, 2009
      File No. 333-161869

Dear Mr. Logan:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

   1. Please submit a redlined version of your next amended Form S-1 on EDGAR and ensure that the redlined version marks all changes in the document.

   2. Please paginate the prospectus in subsequent amendments.

Prospectus Cover Page

   3. It appears the name of your company was inadvertently omitted; please revise.

Prospectus Summary

4. Please revise the discussion under the heading "Our Company" to disclose your net loss and that your auditor has expressed substantial doubt about your ability to continue as a going concern.

5. Please revise to disclose that if you raise the minimum amount of proceeds from this offering, you will only have enough cash to last three months.

6. Also, since you say that you believe the maximum amount of the offering will result in enough proceeds to last you the next twelve months, please briefly explain why you chose a lesser amount for the minimum.

7. Please reconcile the offering price per share disclosed here with the price disclosed on the prospectus cover page.

Risk Factors

8. Please add a risk factor disclosing the risks to you associated with the current economic downturn.

9. Please add a risk factor disclosing your dependence on a single employee. Also discuss the risks associated with management's limited manufacturing and management experience.

10. Please add a risk factor disclosing that you may not be able to absorb the costs of being a public company.

We are Mainly Dependent Upon the Funds to be Raised

11. Please revise to disclose that in the event you seek additional sources of funding, investors may be further diluted.

Use of Proceeds

12. Please revise the table to present the use of proceeds in the event you will receive 50% and 75% of the offering.

13. Please revise to indicate the order of priority of the uses of proceeds.

14. We note the disclosure that your president will loan the funds necessary to cover offering expenses. Please revise to clarify whether you have an agreement with your president, and if so, disclose the terms.

Ken Logan
Logan Sound, Inc.
October 8, 2009
Page 3

Dilution

15. Please expand your disclosure to discuss the dilution if 50% of the shares are sold. Also, add disclosure to the table in the latter part of this section to show the differences in your investment with the investment of other shareholders if 50% of the shares are sold.

Shares Eligible for Future Sale

16. Please revise the first sentence of this section to clarify that resales of your common stock must either be registered or rely upon an exemption from registration.

Description of Business

17. Please revise to remove the last sentence under the Wah Pedals section, as we believe naming famous users of wah pedals constitutes marketing language that is not appropriate in a registration statement.

Market for our Product

18. Please delete the second sentence of the first paragraph of this section.

Employees

19. It is unclear whether Ken Hogan is currently working full-time or part-time on behalf of your company. Please revise to disclose here what percentage of his time is dedicated to your business.

Balance Sheet

20. We note from the balance sheet that $20,000 has been recorded for the Wah-Anti-Wah Guitar Effects Pedal, which was acquired from your President in exchange for 4 million common shares. In this regard, we note the acquisition of these non-monetary assets by the company from its sole shareholder/promoter resulted in the exchange of approximately 70% of the company's outstanding shares just prior to the filing of this IPO. Therefore, in accordance with the guidance in Topic 5G of the Staff Accounting Bulletins, it appears the financial statements should reflect and record these non-monetary assets at the transferor's historical cost basis determined under GAAP. This generally would be the amount paid for these assets by the transferor. Please advise and revise the financial statements including appropriate note disclosure of the accounting treatment thereto.

Ken Logan
Logan Sound, Inc.
October 8, 2009
Page 4

Also, for each type of asset, please explain to us, and revise your notes to the
financial statements to disclose how you will account for the asset acquired,
including the depreciation method and assigned useful life. See ASC 350-30-50-1
(paragraph 44 of SFAS No. 142) and ASC 360-10-50-1 (paragraph 5 of APB No.
12).

Statements of Changes in Stockholders' Equity

21. We note that your statement of changes in stockholders' equity discloses that on
April 29, 2009, 4 million common shares were issued for cash at $.005 per share.
In light of your disclosure in Note 3 and elsewhere in the filing that these shares
were issued to your President in exchange for the Guitar Assets, please revise to
remove the disclosure that the shares were issued for cash and replace it with
assets associated with the wah-anti-wah guitar effects pedal.

Available Information

22. Please disclose whether you intend to make your public filings available on your
website.

Summary Compensation Table

23. Please tell us why the payments to Ken Logan for management services are not
included as salary in the summary compensation table.

24. Please file the management services agreement with Mr. Logan as an exhibit to
your next amendment.

Other Expenses of Issuance and Distribution

25. We note you will not incur any blue sky qualification fees. Please tell us where
you intend to offer the securities and discuss why you believe that blue sky
registration is not required in those states. If you do not intend to register this
offering under state blue sky laws, please add a prominent risk factor disclosing
potential limitations on resale because of the absence of state registration.

Undertakings

26. Please delete the undertaking that follows the fifth undertaking.

Other

27. The financial statements should be updated, as necessary, to comply with Rule 8-
08 of Regulation S-X at the effective date of the registration statement.

Ken Logan
Logan Sound, Inc.
October 8, 2009
Page 5

28. Provide a currently dated consent from the independent public accountant in all future amendments.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3301 if you have any questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or, in his absence, me at (202) 551-3324 with any other questions.

Sincerely,

John Stickel
Attorney-Advisor

cc: Via Facsimile (866) 278-9135